Exhibit 16.1

December 23, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated December 20, 2016, of Douglas Dynamics, Inc. and are in agreement with the statements contained in the second and third paragraphs therein and the statement concerning notification to us in the first paragraph therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP